

September 16, 2014

Via E-mail
Thomas D. Cestare
Chief Financial Officer
Beneficial Bancorp, Inc.
1818 Market Street
Philadelphia, PA 19103

> **Re: Beneficial Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 21, 2014**
> **File No. 333-198282**

Dear Mr. Cestare:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the staff with hard copies of the appraisal report, or confirm when they were submitted.

Benefits of the Conversion to Management

New Equity Incentive Plan, page 15

2. We note the tabular presentation of the company's existing employee savings and stock ownership plan, options and restricted stock previously awarded under the 2008 Equity Incentive Plan, additional shares to be purchased by the employee savings and stock ownership plan and the company's proposed new equity incentive plan. Reference is made to the estimated value of the 2008 Equity Incentive Plan stock options in the amount of $15,358 and note (6). Please expand the note to disclose the calculation of this amount and the weighted-average fair value of $3.58 per option.

Risk Factors

The contribution to the charitable foundation will adversely impact net income…, page 24

3. We note your disclosure that you will contribute up to $1.0 million in cash to the foundation in connection with the conversion. Please explain how you will determine the amount that will actually be contributed.

4. We note your disclosure that the after-tax expense of the contribution will reduce net income by approximately $600,000, which represents a significant amount of the net income reported for the six months ended June 30, 2014 and for the year ended December 31, 2013. Please explain how the board determined that this contribution was appropriate and in the best interests of shareholders.

Capitalization, page 31

5. Please revise the amount of authorized preferred stock to be 100,000,000 consistent with the disclosure appearing on page 145 under the title Comparison of Shareholders' Rights – Authorized Capital Stock.

Pro Forma Data, page 37

6. Please expand note 4 to the tabular presentation to disclose the computation of the number of shares used to calculate pro forma net income per share for the 6 months ended June 30, 2014 and the year ended December 31, 2013 at each of the offering ranges.

Stock Ownership, page 112

7. Please fill in the current ownership amounts in your next amendment so that the staff may evaluate your disclosure in light of the amounts disclosed.

8. We note your disclosure that no director or officer currently owns more than 1% of your outstanding common stock. However, please revise the tables on pages 112 and 114 to include columns showing the ownership percentages of the directors and officers individually and together as a group prior to the offering.

The Beneficial Foundation

Purpose of the Charitable Foundation, page 143

9. Revise your disclosure to more fully describe the mission of the foundation. In particular, describe the community activities and charitable causes and briefly describe the primary uses of the foundation's funds. Also, we note your disclosure on page 9 that the foundation made contributions of $260,000 and $547,000 for June 30, 2014 and December 31, 2013. Please describe the nature of such contributions.

Structure of the Charitable Foundation, page 143

10. Please identify which two directors are the outside directors. Please explain why they were nominated and chosen to serve on the board. Noting the sale of several hundred thousand shares of the Company's stock, briefly explain who decides when to sell the foundation's stock holdings in the Company, and whether any of the Company's employees are compensated in any way by the foundation.

Index to Consolidated Financial Statements of Beneficial Mutual Bancorp

Notes to Consolidated Financial Statements

Note 17. Pension and Other Post Retirement Benefits, page F-56

11. You assumed an expected return on your pension plan assets of 7.45% in 2013 despite a 63% asset allocation to fixed income securities. You also assumed an expected return on your pension plan assets of 8% in 2012 despite a 43% asset allocation to fixed income securities. Please tell us and compute for us how you determined these expected rates of return for your pension assets given your disclosures on pages 62 and 64 that you expect "the continued low interest rate environment will put pressure on net interest margin in future periods" and your high allocations to low yielding fixed income securities.

Note 25. Parent Company Financial Information

Condensed Statements of Cash Flow – Parent Company Only, page F-78

12. You classify dividends received from the bank of $20 million in 2013 and $10 million in 2012 as cash flows from financing activities. Please tell us why you classified these cash inflows to the parent company as financing cash flows as opposed to operating cash flows. Please refer to ASC 230-10-45-16(b) for specific guidance on how to classify dividends received on a statement of cash flows.

Alternate Prospectus for Exchange Offer

Informational Proposal 3…, page 14

13. We note your disclosure that the 10% limit does not apply, in certain circumstances, to directors and officers and employee benefit plans. Please revise to include this information in the offering prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   <u>Via E-mail</u>
        Steve Donahoe
        Kilpatrick Townsend & Stockton LLP